Exhibit 99.1

APPENDIX 4C

Quarter Ended 31 March 2024

An Alternate Future

Alterity Therapeutics Limited
(formerly Prana Biotechnology Limited)
ACN 080 699 065

Lodged with the ASX under Listing Rule 4.3A.
This information should be read in conjunction with the Annual report.

Alterity

Appendix 4C – Q3 FY24 Quarterly Cash Flow Report

Highlights

●	ATH434-201 Phase 2 baseline data confirm approach to target biomarkers for slowing disease progression

●	Presented promising nonclinical data on ATH434 in a primate model of Parkinson’s disease

●	Raised approximately A$5.25M to strengthen the balance sheet

●	Received an A$3.9M Research and Development Tax Incentive Refund

●	Cash balance on 31 March 2024 of A$18.3M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 April 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 31 March 2024 (Q3 FY24).

“We are excited about the advancement of all of our programs during the third quarter of our fiscal year as we progress towards clinical data readouts from our Phase 2 trials,” said, David Stamler, M.D., Chief Executive Officer of Alterity. “Collectively, the data we presented from our clinical trials in Multiple System Atrophy (MSA) and the primate model of Parkinson’s disease continue to validate our approach of using biomarkers to monitor disease progression. Overall, these data improve our ability to predict clinical outcomes and increase our confidence level in our ongoing Phase 2 clinical trials in MSA. We remain on track to report preliminary data from our ATH434-202 study in the second quarter of this year, and topline results in ATH434-201 by January 2025.”

Alterity’s cash position on 31 March 2024 was A$18.3M with operating cash outflows for the quarter of A$2.6M. The company strengthened its balance sheet during the quarter by raising approximately A$5.25M.

In accordance with ASX Listing Rule 4.7C, payments made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Activities

ATH434–201: Randomized, Double-Blind Phase 2 Clinical Trial in Early-State MSA

On 6 February 2024, Alterity announced that an independent Data Monitoring Committee (DMC) completed its second prespecified review of unblinded clinical trial data from the ATH434-201 Phase 2 study. The DMC expressed no concerns about safety and recommended that the study continue as planned without modification. This recommendation is an important milestone as participants are able to safely tolerate ATH434 as their time on study increases.

In April 2024, a poster was presented at the American Academy of Neurology (AAN) 2024 Annual Meeting, entitled, “A Phase 2 Study of ATH434, a Novel Inhibitor of α-Synuclein Aggregation, for the Treatment of Multiple System Atrophy”. The poster described the baseline characteristics for the 65 evaluable participants from the ATH434-201 with a focus on baseline fluid biomarkers, neuroimaging and clinical data. The participants met the strict criteria designed to confirm that participants were diagnosed with early-stage MSA and had a mean of two years of motor symptoms. The data showed increased iron in areas of pathology and elevated plasma Neurofilament Light Chain (NfL) levels at baseline that correlated significantly with disease severity.

The trial remains on track to complete in November 2024. The data from the trial will then be analyzed and the Company expects to report topline results by January 2025.

ATH434–202: Open-label, Biomarker Phase 2 Clinical Trial in More Advanced MSA

The ATH434-202 trial continues to enroll participants with more advanced MSA than in the 201 trial. A key aim of the 202 study is to assess the efficacy of ATH434 treatment on neuroimaging and protein biomarkers to evaluate target engagement, in addition to clinical measures, safety, and pharmacokinetics. While the 202 trial is also treating participants for 12-months, it has an open label design that will allow Alterity to perform interim analyses of biomarker and clinical data while the study is ongoing, providing a potential early indication of efficacy. The Company expects to report preliminary six-month data from the initial patients enrolled in the ATH434-202 trial in the second quarter of 2024.

ATH434 for the Treatment of Parkinson’s Disease

A poster was also presented at AAN entitled, “Effects of ATH434, a Clinical-Phase Small Molecule with Moderate Affinity for Iron, in Hemiparkinsonian Macaques”. The presentation showed that ATH434 can reduce Parkinsonism in a higher order animal, the monkey, with symptoms that closely parallel human disease. Importantly, the improvements in motor skills and general functioning that parallel human parkinsonism were associated with reductions in abnormal iron in affected brain regions. These favorable parkinsonian outcomes observed in each of the ATH434-treated monkeys were also associated with increased levels of striatal synaptophysin, a protein marker that reflects functional connections between neurons, suggesting functional recovery of nerve endings in this critical motor pathway. Taken together, the findings in this study increase the Company’s confidence in their approach in the ongoing Phase 2 program in MSA.

bioMUSE Natural History Study

The bioMUSE study continues to generate important data related to the understanding of MSA and its presentation as the disease progresses. The advancement of MSA is profoundly aggressive, highlighting the critical need for biomarkers to delineate its progression over time. Also at AAN, a poster was presented at the American Academy of Neurology (AAN) 2024 Annual Meeting, entitled, “Neurofilament Light Chain and Clinical Progression in Early Multiple System Atrophy”. The poster described results from bioMUSE in which changes in clinical severity of 15 patients across a span of 12 months were compared with plasma biomarkers with a goal of establishing meaningful correlations. Importantly, the observational data suggest the fluid biomarker NfL may be a marker of disease modification in studies of MSA as it holds promise for measuring the extent of disease, tracking its progression, and forecasting the onset of clinical manifestations associated with MSA.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Confidential

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)
37 080 699 065	31 March 2024

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(4,948)	(11,370)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(91)	(205)
	(d) leased assets	-	-
	(e) staff costs	(872)	(2,624)
	(f) administration and corporate costs	(614)	(1,401)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	43	142
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	3,905	8,584
1.8	Other (provide details if material)	-	(17)
1.9	Net cash from / (used in) operating activities	(2,577)	(6,891)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	(6)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Confidential

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows			Current quarter $A’000	Year to date (9 months) $A’000
2.2	Proceeds from disposal of:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	1
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.3	Cash flows from loans to other entities		-	-
2.4	Dividends received (see note 3)		-	-
2.5	Other (provide details if material)		-	-
2.6	Net cash from / (used in) investing activities		-	(5)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	8,924	10,050
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(644)	(881)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(28)	35
3.10	Net cash from / (used in) financing activities	8,251	9,204

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	12,320	15,773
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,577)	(6,891)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	(5)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Confidential

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	8,251	9,203
4.5	Effect of movement in exchange rates on cash held	307	221
4.6	Cash and cash equivalents at end of period	18,301	18,301

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	18,301	12,320
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	18,301	12,320

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	121
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Confidential

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.	Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
	Add notes as necessary for an understanding of the sources of finance available to the entity.	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,577)
8.2	Cash and cash equivalents at quarter end (item 4.6)	18,301
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	18,301

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	7.1
Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A
	8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Confidential

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 April 2024

Authorised by:	Phillip Hains – Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5